Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 23 DATED MARCH 22, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Cypress Controlled Subsidiary - Palm Bay, FL

On March 16, 2022, we acquired ownership of a “majority-owned subsidiary,” FR-Cypress, LLC (the “Cypress Controlled Subsidiary”), for a purchase price of approximately $2,160,000, which is the initial stated value of our equity interest in a new investment round in the Cypress Controlled Subsidiary (the “Cypress Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Cypress Controlled Subsidiary, for a purchase price of approximately $19,440,000 (the “Cypress Interval Fund Investment” and, together with the Cypress Growth eREIT VII Investment, the “Cypress Investment”). The Cypress Controlled Subsidiary used the proceeds of the Cypress Investment to acquire eighty-seven (87) detached single family homes, generally located off of Verdi Circle in Palm Bay, FL (the “Cypress Property”). Construction on the Cypress Property began in 2020 and was completed in February 2022. It was approximately 41% occupied as of the closing date. The Cypress Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Cypress Investment and the Cypress Property occurred concurrently.

The Cypress Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Cypress Growth eREIT VII Investment, we have authority for the management of the Cypress Controlled Subsidiary, including the Cypress Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Cypress Controlled Subsidiary.

The Cypress Property was acquired for a total purchase price of approximately $43,800,000, an average of approximately $503,500 per home. We anticipate additional hard costs of approximately $262,000 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs and financing costs of approximately $1,638,000 bringing the total projected project cost for the Cypress Property to approximately $45,700,000. To finance the acquisition of the Cypress Property, a $24,100,000 senior loan with an 18-month term and an interest rate of SOFR + 1.95% with 18-months interest only was secured. The Cypress Property consists of a unit mix and floorplans, ranging from a 1,535 square foot 3 bedroom, 2 bath homes to 2,601 square foot 5 bedroom, 3 bath homes. Professional third-party property management will be installed to manage the Cypress Property.

The following table contains underwriting assumptions for the Cypress Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Cypress Property	5.50%	3.00%	3.00%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.